July 31, 2007

Securities and Exchange Commission Attention: Ms. Barbara C. Jacobs 100 F Street, NE Washington, D.C. 20549	Reference Number: 20070730 VIA FACSIMILE (202-772-9210) and EDGAR

RE:	Smart Online, Inc.
Registration Statement on Form S-1 (File No. 333-141853)
Request for Acceleration of Effectiveness

Dear Ms. Jacobs:

Following up on today’s conversation, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Smart Online, Inc. (the “Company”) hereby requests that the Company’s Registration Statement on Form S-1 (File No. 333-141853) (the “filing”), be declared effective at 5:15 on Tuesday, July 31, 2007, or as soon thereafter as is practicable. The Company is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to this offering of securities. As requested, the Company further acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 31, 2007

If you have any questions concerning this matter, please do not hesitate to contact me.

Very truly yours, /s/ Nicholas A. Sinigaglia Nicholas A. Sinigaglia Chief Financial Officer

Cc:	Hugh Fuller James W. Gayton, Esq. Amy Wallace, Esq.